Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ANNUAL GENERAL MEETING WILL BE

AVAILABLE VIA AUDIO WEBCAST AND CONFERENCE CALL

Valcourt, Quebec, April 28, 2020 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) announces that its annual general meeting of shareholders (the “Meeting”) will be held on Thursday, May 28, 2020 at 11:00 a.m. EDT and will be available by live audio webcast and conference call.

Due to the ongoing COVID-19 pandemic and to mitigate risks to the health and well-being of our employees, shareholders, communities and other stakeholders, the Company will limit physical attendance at the Meeting to the fullest extent possible and, as such, will only admit registered shareholders and validly appointed proxyholders at the Meeting location. Shareholders are encouraged to attend the Meeting remotely via live audio webcast or conference call and to vote the matters in advance of the proxy cut-off of 11:00 a.m. EDT on Tuesday, May 26, 2020. Instructions on how to vote can be found in the Company’s Management Information Circular posted concurrently herewith on the Company’s website, on SEDAR and on EDGAR. Voting results for each of the resolutions to be considered by shareholders will be announced after the Meeting and reported on SEDAR.

Attendees are invited to listen to the audio webcast or join the conference call using the following connection options:

Conference call :	1-855-468-0518

Access Code:	6851134

Webcast Audio:	https://www.icastpro.ca/ebrp200528

Password :	brp200528

Following the Meeting, the audio webcast will also be accessible on BRP’s website at www.brp.com.

Please note that shareholders will not be able to vote or speak at the Meeting via the live audio webcast or conference call. However, registered shareholders and validly appointed proxyholders will be entitled to submit questions electronically to BRP in advance of and during the Meeting through the platform available at https://www.icastpro.ca/ebrp200528, using the password brp200528. These questions will be addressed during the question and answer portion of the Meeting, as appropriate and in accordance with the standard protocols of the Meeting.

As the COVID-19 pandemic is quickly evolving, BRP will continue to monitor the circumstances and any recommendations or directives of government and health authorities and will advise shareholders as necessary of any further updates regarding the Meeting.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 13,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Quintrex, Stacer, Savage and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

Caution concerning forward-looking statements

Certain statements included in this press release are “forward-looking statements” within the meaning of Canadian and United States securities laws, including statements regarding the measures taken by the Company in the context of COVID-19 and other statements that are not historical facts. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, and are subject to important risks and uncertainties, both general and specific, made by the Company in light of its experience and perception of historical trends. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Forward-looking statements are subject to numerous factors, many of which are beyond BRP’s control, including the risk factors disclosed previously and from time to time in BRP’s filings with the securities regulatory authorities in each of the provinces and territories of Canada and the United States, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. The forward-looking statements contained in this press release represent BRP’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager Treasury and Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com